

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2015

Craig F. Maier
President and Chief Executive Officer
Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, OH 45206

Re: Frisch's Restaurants, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 22, 2015
File No. 001-07323

Dear Mr. Maier:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please mark any revised preliminary proxy statements and the form of proxy as "preliminary copies." Refer to Rule 14a-6(e)(1).

Summary Term Sheet, page 1

The Merger, page 5

2. We note that your directors and officers and their affiliates own approximately 23.6 percent of your common stock. Please revise this section to address your directors' and officers' stock ownership and intent to vote. In this regard, we note your disclosure in the Voting by Frisch's Directors and Executive Officers section on page 27.

Interests of Frisch's Directors and Executive Officers in the Merger, page 6

3. Please quantify here the total amounts that your directors and officers may receive in connection with the proposed merger. In this regard, please provide quantification regarding the accelerated vesting of any restricted shares and the cash out of any stock options held by your directors and officers.

Financing of the Merger, page 7

4. Please clarify the amount of funds that will be provided from the equity financing and the amount of funds that will be provided from the sale-leaseback transaction.

Litigation Relating to the Merger, page 12

5. Please tell us whether any shareholder or derivative litigation related to the merger has been brought, and, to the extent it has, please provide us with a copy of each such complaint.

Opinion of Raymond James, page 57

6. Please provide us with a copy of the board book and any other materials prepared by Raymond James.

Selected Companies Analysis, page 60

7. Please revise to disclose the data underlying the analysis and show how that information resulted in the multiples disclosed. For example, disclose enterprise value, adjusted enterprise value, revenue, EBITDA, and EBITDAR information for each company and for each respective period which is the basis for the multiples disclosed in the chart on page 61. Please revise the Selected Transaction Analysis section on page 61 in a similar manner for each selected transaction and the respective target company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: James R. Cummins
        Cummins & Brown LLC